Exhibit 99.1

N E W S    R E L E A S E

Siyata Adds New Channel Partner with 3AM Innovations, a Software Provider for First Responders

SD7 PTT Handsets integrated with FLORIAN®, an incident command software application

Vancouver, BC – April 4, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, announces it has expanded its distribution in a partnership with 3AM Innovations, Inc. (“3AM Innovations”), a provider of incident command software for the public safety sector. 3AM Innovations is integrating its FLORIAN® incident command software app with Siyata’s SD7 handset to enable incident commanders to effectively locate each firefighter at the scene of a fire enhancing safety and safeguarding lives.

Siyata CEO, Marc Seelenfreund, commented, “Both Siyata and 3AM Innovations have an established presence and history of serving the first responder community, and now, together, we are teaming up to pair our respective offerings and offer an innovative solution of rugged reliable hardware integrated with a best-in-class app. 3AM Innovations is a leader in incident command software for firefighters. We are pleased to partner with them to expand our addressable market and eager to demonstrate and promote the combined solution to Fire and Rescue departments.”

3AM Innovations offers mission-critical personnel and resource tracking, robust communications capabilities, and 3D mapping, all accessible on a single screen through its FLORIAN® software platform. The app is primarily used by firefighters to streamline on-site processes, enhance situational awareness, track resources, and promote the safety of personnel.

3AM Innovations CEO, Mel Passarelli, commented, “We are extremely excited to partner with Siyata. We are united by a common mission: serving first responders and empowering them with cutting-edge technology that enhances situational awareness and safeguards lives. The integration of their Siyata SD7, featuring the advantages of push-to-talk over cellular alongside the familiar usability of a traditional two-way radio, into our incident command platform FLORIAN is a significant step forward. By providing first responders with dependable and rugged hardware they are accustomed to, coupled with the capabilities of cellular technology, we can deliver the full spectrum of benefits offered by our incident command platform.”

About 3AM Innovations

3AM Innovations delivers advanced 3D technology solutions for the public safety sector. Empowering all public safety personnel with crucial information for incident management support. Leveraging the interoperability of IoT, 3AM integrates its core incident command platform FLORIAN with global partners to significantly expand its capabilities. Through combining decades of incident command experience together with the power of artificial intelligence, 3AM is converting the organized chaos of an emergency into actionable intelligence. To learn more about 3AM Innovations and its offerings, visit www.3aminnovations.com.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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